# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10897 SOUTH RIVER FRONT PARKWAY, #300, SOUTH JORDAN, Utah (UT), 84095
Date of event which requires filing of this statement: 06/04/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001607278
Persons authorized to receive notices and communications: David Atterbury, 2001 Shawnee Mission Pkwy, Mission Woods, Kansas (KS), 66205, (913) 951-2700; Whetstone Capital Advisors LLC, 2001 Shawnee Mission Pwky, Mission Woods, Kansas (KS), 66205, (913) 951-2700

## Reporting persons
- Whetstone Capital Advisors, LLC (CIK 0001607278): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,285,690; sole dispositive power 0; shared dispositive power 3,285,690; aggregate amount beneficially owned 3,285,690 (4.5% of the class)
- David Atterbury: type of reporting person: parent holding company or control person (HC), insurance company (IC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,285,690; sole dispositive power 0; shared dispositive power 3,285,690; aggregate amount beneficially owned 3,285,690 (4.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 SOUTH RIVER FRONT PARKWAY, #300, SOUTH JORDAN, Utah (UT), 84095

## Item 2. Identity and Background
Name of person filing: This Amendment Number 2 (this ''Amendment'') to the Schedule 13D originally filed by the Reporting Persons on January 20, 2026 (the ''Schedule 13D'') is being filed by Whetstone Capital Advisors, LLC (''WCA'') and Mr. David Atterbury (together, the ''Reporting Persons''). This Amendment amends the Schedule 13D as set forth below.
Residence or business address:
The principal business addresses of the Reporting Persons are as follows:

2001 Shawnee Mission Pkwy,
Mission Woods, KS 66205
Present principal occupation or employment: WCA is a Kansas limited liability company and Mr. David Atterbury is the manager of WCA. WCA serves as the investment advisor to certain private investment funds (the ''Funds''), which hold Common Stock of the Issuer, and may direct the vote and disposition of the Common Stock held by the Funds. As the manager of WCA, Mr. Atterbury may direct the vote and disposition of the Common Stock held by the Funds.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: See Item 2(c) above for the place of organization of WCA. Mr. Atterbury is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Funds. An aggregate of approximately $7,829,759.62 (excluding brokerage commissions) was used to purchase the Common Stock reported as beneficially owned by the Reporting Persons in this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: See the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons, which includes 1,515,000 of shares of Common Stock receivable upon exercise of long options held by the Reporting Persons. The percentages reported in this Amendment were calculated based upon the 70,894,020 shares of Common Stock issued and outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the ''SEC'') on May 11, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes 1,515,000 of shares of Common Stock receivable upon exercise of long options held by Reporting Persons.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Common Stock of the Issuer in the previous sixty (60) days are set forth in Schedule A. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Other than the Funds and the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 4, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons own 15,150 of long options exercisable for 1,515,000 shares of Common Stock until December 18, 2026 and has sold short 30,030 for Common Stock exercisable until December 18, 2026. Other than as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Whetstone Capital Advisors, LLC: /s/ David Atterbury, Manager (06/08/2026)
- David Atterbury: /s/ David Atterbury, David Atterbury (06/08/2026)